
YUKON TERRITORY
WATSON LAKE
ATLIN
CASSIAR
JUNEAU
FORT NELSON
DEASE LAKE
BRITISH
FORT ST JOHN
STEWART
Williston Lake
DAWSON CREEK
PROPERTY LOCATION
135°
ALBERTA
SMITHERS
PRINCE RUPERT
TERRACE
KITIMAT
Queen Charlotte Islands
PRINCE GEORGE
COLUMBIA
Fraser River
WILLIAMS LAKE
REVELSTOKE
ASHCROFT
KAMLOOPS
50°
KELOWNA
130°
PRINCETON
PENTICTON
TRAIL
Vancouver Island
COURTENAY
VANCOUVER
HOPE
120°
UNITED STATES
VICTORIA
125°

AMERTHAI MINERALS INC.

BOOMER CLAIM - 706779

LOCATION MAP

N.T.S. 92P-15W — CLINTON M.D.B.C.

Scale bar: 0 — 150 — 300 — 450 KM.

SCALE: 1:7,500,000	DATE: MARCH 2010
DRAWN BY: J. M.	FIGURE Nº. 1


CARIBOO LAND DISTRICT
LILLOOET LAND DISTRICT
Mile Post 52
120°50'
51°57'
BOOMER CLAIM
706779
Boomerang
Lake
Weller
Lake
L 3927
L 6303
Q U E S N E L
L 3928
L 3926
Kellington Lake
Succour
3220±
Lake
L 1217
Succour
AMERTHAI MINERALS INC.
BOOMER CLAIM - 706779
CLAIM MAP
N
N.T.S. 92P-15W
CLINTON M.D.,B.C.
0 1 2 3 KM.
SCALE: 1:50,000
DATE: MARCH 2010
DRAWN BY: J.M.
FIGURE No. 2

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BOOMER CLAIM
706779
5035'
51°55'
120°45'
Roger L.
Weller
Tiny Tim
Kellington L.
CANIM LAKE
2515'
Eagle I.
Canoe I.
CANIM BEACH
VINCIAL PARK
Round

AMERTHAI MINERALS INC.

BOOMER CLAIM - 706779

REGIONAL GEOLOGY

N.T.S. 92P-15W

CLINTON M.D. B.C.

0 2 4 6 KM.

After GSC Map 3-1966

SCALE: 1:100,000	DATE: MARCH 2010
DRAWN BY: J. M.	FIGURE No. 3

29	Till, gravel, clay, silt, alluvium (few if any bedrock exposures)
26	Plateau lava; olivine basalt, basalt andesite, related ash and breccia beds; basaltic arenite; minor necks and plugs
24	SKULL HILL FORMATION: dacite, trachyte, basalt, andesite, rhyolite, related breccias
21	21a, biotite quartz monzonite and granodiorite; minor pegmatite, aplite, biotite-hornblende quartz monzonite; 21b, hornblende diorite; 21c, quartz diorite, diorite, granodiorite (may include some older rocks); 21d, aplite and leuco-quartz monzonite
15	Andesitic arenite, siltstone, grit and breccia; local granite bearing conglomerate; minor argillite and flows; includes minor amounts of 12, 11, and (?) 2
14	Hornblende-biotite quartz diorite and granodiorite, minor hornblende diorite, monzonite, gabbro, hornblendite
12	Augite andesite flows and breccia, tuff, argillite, greywacke, grey limestone; includes minor 3, 10, and 11

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